March 15, 2007 Mr. Jim B. Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	SEC Comment Letter dated February 13, 2007 File No. 000-13003

Dear Mr. Rosenberg:

This is in response to the above-referenced letter commenting on the E-Z-EM Form 10-K for the fiscal year ended June 3, 2006. This letter is being submitted electronically as supplemental information, via EDGAR, in accordance with Rule 101 (a) (3) of Regulation S-T. This will also confirm an extension of the deadline for responding to your letter until March 16, 2007. Thank you for this consideration.

To assist in your review, the comments from your letter are replicated below in bold font and precede our responses.

Form 10-K for the Year Ended June 3, 2006

Notes to Consolidated Financial Statements

Note B – Discontinued Operation, Page 77

1.          In the “Overview” to your Management’s Discussion and Analysis, you indicate that on February 2, 2006 your management and board of directors approved a plan to wind-down and close the operations of your wholly owned Japanese subsidiary Toho Kagaku Kenkyusho Co., Ltd. You have not presented the related results of operations of this subsidiary within discontinued operations during the financial statement periods presented in your Form 10-K. You do, however, present this subsidiary’s results of operations within discontinued operations in your Form 10-Q for the period ended December 2, 2006, but it is unclear what facts, events or circumstances occurred to have changed your presentation. Please tell us how you determined the appropriate accounting treatment with respect to the operations of your Japanese subsidiary for the year ended June 3, 2006 versus the period ended December 2, 2006 pursuant to the provisions of SFAS No. 144.

The plan approved on February 2, 2006 to close the operations of our Japanese subsidiary, Toho Kagaku Kenkyusho Co., Ltd. (“Toho”) required the continued use of Toho’s long-lived assets, including real property, in its commercial operations during a wind down period targeted to conclude on or about July 31, 2006. In accordance with SFAS No. 144, we determined that (i) Toho’s long-lived assets should continue to be classified as held and used in the Form 10-K since they were not available for immediate sale and (ii) Toho would not meet the criteria to be treated as a discontinued operation until Toho’s long-lived assets were no longer in commercial use and became available for immediate sale. During the first quarter of fiscal 2007, which ended on September 2, 2006, Toho ceased commercial operations, and we determined that it met all the criteria pursuant to SFAS No. 144 to be treated as a discontinued operation. Toho has subsequently been treated as such in our Quarterly Reports on Form 10-Q for the periods ended September 2, 2006 and December 2, 2006.

Note T – Quarterly Results of Operations (Unaudited), page 103

2.          Please provide us with your analysis under SAB No. 99 that demonstrates how you determined that the $223,000 post-tax adjustment, which increased your diluted earnings per share by $0.02 for the fourth quarter of fiscal 2006, was not either quantitatively or qualitatively material.

During the fourth quarter of fiscal 2006, we recorded net sales of $496,000 and net earnings of $223,000 or $0.02 per diluted share (collectively the “UK Adjustment”) related to the under reporting of sales and related earnings at our UK subsidiary during the first three quarters of fiscal 2006. In determining the proper accounting treatment we reviewed SAB No. 99 and the guidance contained therein regarding the qualitative and quantitative factors to be considered in determining materiality. We also reviewed APB 28 with respect to the materiality of the cumulative effect of the UK Adjustment for the fourth quarter of fiscal 2006.

From a quantitative standpoint, the effects of the under reporting of sales and related earnings on previously reported fiscal 2006 interim periods were determined not to be material. The effect on previously reported net sales ranged from 0.3% to 0.7% and on previously reported net earnings from 1.7% to 3.7%.

	Q1 ’06	Q2 ’06	6 months	Q3 ’06	9 months
As reported
Net sales	$34,784,000	$34,204,000	$68,988,000	$32,265,000	$101,253,000
Net earnings	2,553,000	1,525,000	4,078,000	4,342,000	8,420,000
UK adjustment
Net sales	90,000	168,000	258,000	238,000	496,000
Net earnings	43,000	56,000	99,000	124,000	223,000
Percentage effect
Net sales	0.3%	0.5%	0.4%	0.7%	0.5%
Net earnings	1.7%	3.7%	2.4%	2.9%	2.7%

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Regarding the materiality of the cumulative effect of the UK Adjustment for the fiscal 2006 fourth quarter reporting period, paragraph 29 of APB 28 states:

“In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

The cumulative effect of the UK Adjustment compared to the net earnings for fiscal 2006 is 2.3% ($223,000/$9,766,000), which we determined not to be material on a quantitative basis. The UK Adjustment had no effect on the annual net earning for fiscal 2006.

The following graph gives proforma effect to the UK Adjustment as if recorded in the appropriate interim periods of fiscal 2006 and illustrates its effect on the trend of earnings, which we determined not to be material.

In summary, we determined that the effects of the under reporting of sales and related earnings on previously reported fiscal 2006 interim periods and the cumulative effect of the UK Adjustment for the fourth quarter of fiscal 2006 were not material on a quantitative basis.

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We also assessed the qualitative facts and circumstances related to the misstatement of sales and earnings by our UK subsidiary and the resulting UK Adjustment pursuant to the guidance contained in SAB No. 99. We considered all of the guidelines in SAB No. 99, taking into account all relevant considerations, including, but not limited to, whether the misstatement is an error in an estimate; masks a change in earnings or other trends; has implications regarding analysts’ estimates; changes a loss into income or vice versa; concerns a segment or product identified as significant in terms of operations or profitability; has regulatory compliance implications; impacts loan covenants or other contractual requirements; effects an increase in management’s compensation; involves concealment of an unlawful transaction; or relates to the management of reported earnings. After review of all of the relevant facts and circumstances, we concluded that the misstatement of sales and earnings by our UK subsidiary and the resulting UK Adjustment were not material from a qualitative standpoint.

In summary, we concluded that the effect of the misstatement of sales and related earnings on previous fiscal 2006 interim periods and the related UK Adjustment in our fourth quarter of fiscal 2006 were not quantitatively or qualitatively material to our consolidated financial statements.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to contact me at (516) 333-8230, ext. 3320, or Joseph Cacchioli, Vice President-Controller, at (516) 333-8230, ext. 3709.

Sincerely,

E-Z-EM, Inc.

Dennis J. Curtin
Senior Vice President - Chief Financial Officer

cc:

Amy Bruckner - Staff Accountant, Securities and Exchange Commission
Lisa Vanjoske - Assistant Chief Accountant, Securities and Exchange Commission
Anthony A. Lombardo, President and Chief Executive Officer, E-Z-EM, Inc.
Joseph A. Cacchioli, Vice President - Controller, E-Z-EM, Inc.

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